CONFIDENTIAL TREATMENT REQUESTED

BY FLUIDIGM CORPORATION

February 7, 2011

CERTAIN PORTIONS OF THIS LETTER AND ITS APPENDICES HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention:

Russell Mancuso, Branch Chief

Joseph McCann, Division of Corporation Finance

Mary Beth Breslin, Senior Attorney

Brian Cascio, Accounting Branch Chief

Martin James, Senior Assistant Chief Accountant

Jeanne Bennett, Division of Corporation Finance

Re:	Fluidigm Corporation Registration Statement on Form S-1 Amended January 7, 2011, January 18, 2011, January 28, 2011 and February 2, 2011 File No. 333-170965

Ladies and Gentlemen:

On behalf of Fluidigm Corporation (“Fluidigm” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated February 3, 2011 and by teleconference on February 3, 2011 and February 4, 2011, relating to Fluidigm’s Registration Statement on Form S-1 (File No. 333-170965) (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter and the supplemental materials, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission Re: Fluidigm Corporation February 7, 2011 Page 2	CONFIDENTIAL TREATMENT REQUESTED

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 5 to the Registration Statement (the “Amendment”), and for the convenience of the Staff, we are providing to the Staff by messenger delivery copies of this letter and marked copies of the Amendment (against the Amendment No. 3 to the Registration Statement filed on January 28, 2011). The Amendment as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have summarized the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Prospectus included in the Amendment.

Prospectus Summary, page 1

1.	We note your response to oral comment 3 in your correspondence dated January 31, 2011. Please revise your summary section to include a separately captioned discussion of benefits to affiliates in which you disclose the value to insiders of options granted to them, based upon the difference between the exercise price and the mid-point of the price range presently proposed for your offering.

The Company has added the requested disclosure on page 6 of the Amendment.

Capitalization, page 34

2.	Please tell us the difference between the pro forma amounts in the Capitalization table on page 34 and the pro forma amounts in the consolidated balance sheets on page F-41.

The Company advises the Staff that the pro forma amounts in the consolidated balance sheets on page F-41 and related disclosures and the pro forma amounts in the Capitalization table on page 35 of the Amendment have been revised to be consistent.

Critical Accounting Policies…, page 41

Stock -Based Compensation, page 43

3.	We note your response to oral comment 1 in your correspondence dated January 31, 2011. Please revise here, or elsewhere as applicable, to provide a summary of the significant factors relating to the methodology used to determine the fair value of the options granted in January 2011, including how you considered the possible sale of the company, prospects for an Initial Public Offering and valuation range provided by underwriters. Please also discuss the assumptions used for the weighting of alternative outcomes, as indicated in your response, and how this weighting impacted the fair value estimate of your common stock used to value the stock options granted in January 2011.

The Company has added the requested disclosure on pages 47 and 48 of the Amendment.

Certain Relationships and Related Party Transactions, page 119

4.

We note your response to oral comment 2 in your correspondence dated January 31, 2011. Your response does not address the financial consideration given to affiliates for the waiver of the minimum price requirement. In this regard, we refer to your response to prior comment 11 in your January 28, 2011 response letter, which states that you agreed to reduce the conversion of the Series E preferred

Securities and Exchange Commission Re: Fluidigm Corporation February 7, 2011 Page 3	CONFIDENTIAL TREATMENT REQUESTED

stock as an incentive for the Series E preferred stockholders to consent to remove the auto-conversion threshold. On this basis, it appears that your related parties had a direct material interest in this transaction. Please refer to Regulation S-K, item 404(a). Please revise to disclose the materials terms of this transaction, including the value to each related party of the reduced conversions price.

The Company has added the requested disclosure on page 126 of the Amendment.

Life Science Research, page 64

5.	We note your revised disclosure on page 65. Please revise to identify the author of the referenced industry report. In light of the additional industry data, we also reissue prior comment 10 to our December 30, 2010 letter.

The Company has revised page 67 of the Amendment to disclose that Gleacher & Company Securities, Inc. (“Gleacher”) is the author of the referenced industry report. The Company supplementally advises the Staff that the referenced Gleacher report is publicly available on a subscription basis. Gleacher did not receive any compensation from the Company for preparation of the data cited in the Amendment. The Company did not commission the report, and it was not prepared specifically for use in the Amendment. Furthermore, the Company is not affiliated with Gleacher. Finally, the Company has received consent from Gleacher for the reference to its report in the Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

6.	Prior to effectiveness of the registration statement please have your independent accountants revise their audit report on page F-2 and consent in Exhibit 23.1 to remove the draft language.

The audit report and consent have been revised as requested by the Staff and are included on page F-2 and as Exhibit 23.1 to the Amendment.

Financial Statements

7.	Please update your financial statements if required by Rule 3-12 of Regulation S-X.

The Company understands and acknowledges the Staff’s comment.

Note 1, Reverse Stock Split, page F-10

8.	We note your disclosure in Note 1 that the reverse stock split is subject to stockholder approval and will be effected prior to effectiveness of the registration statement. Please tell us when you expect to receive stockholder approval and revise to update the disclosure after the approval is received.

The Company supplementally advises the Staff that stockholder approval was received on January 28, 2011 and the Company’s Seventh Amended and Restated Certificate of Incorporation giving effect to the reverse stock split was filed and became effective on February 3, 2011. The Company has updated the disclosures in the Amendment to this effect.

Securities and Exchange Commission Re: Fluidigm Corporation February 7, 2011 Page 4	CONFIDENTIAL TREATMENT REQUESTED

Oral Comment received by teleconference from the Staff on February 3, 2011, Executive Compensation.

9.	Please see CDI 217-11 which sets forth the Staff’s position with respect to compensation information for a fiscal year when a registrant is past that fiscal year and the financial statements for that fiscal year are not included in the Registration Statement. Specifically, the Division Staff’s position is that compensation must be included for such year because registrants should have those numbers available. However, if bonus or other amounts for the prior year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used and any other pertinent information. Specifically provide information on the goals or criteria to be used in the determination of 2010 bonuses.

In response to the Staff’s comment, the Company has added footnotes to the Compensation Tables on pages 107 and 108 of the Amendment to disclose that the bonus amounts for 2010 have not yet been determined and the expected timeframe for determination. The Company has also added disclosure to page 100 of the Amendment regarding the factors or criteria that will be used in the determination of such bonus amounts.

In response to the Staff’s oral comments, the Company has disclosed in the portions of Compensation Disclosure & Analysis addressing the Company’s 2010 bonus plan the following performance objectives: (i) ending 2010 with $5 million of available cash; (ii) releasing the FC1 thermal cycler in the second quarter, releasing the FR48.48 Dynamic Array chip in the second quarter, entering into a non-invasive pre-natal diagnostic collaboration by the second quarter, releasing a BioMark system with a high throughput thermal cycle in the third quarter, and having a peer-reviewed article published in a specific field by the third quarter; (iii) increasing our identified sales opportunities to specified levels for each of our three actively marketed microfluidic systems; and (iv) achieving a ratio of 64% for cost of product sales divided by total revenue for 2010 and profitability for the fourth quarter.

With respect to the goal of having a peer-reviewed article published, the Company has not disclosed the specific field in which the peer reviewed article was to be published because it believes disclosure of that information would be competitively harmful. Publication of peer reviewed articles is an important step in life science development programs because it indicates that the underlying research is sufficiently advanced and significant to be worthy of publication in a scientific journal. In this specific instance, the corporate goal related to the publication of an article on the use of the Company’s products in the area of [***]. The specified article has not yet been published. Elsewhere in the prospectus, the Company has disclosed that it is developing a [***]. For purposes of understanding and evaluating the Company’s compensation policy, disclosure of the exact topic does not provide investors with meaningful or helpful information.

Similarly, with respect to the goal of increasing identified sales opportunities to specified levels, the Company has not disclosed the specific quantitative objectives for such increases with respect to each of its microfluidic systems, as it believes disclosure of that information would be competitively harmful. Sales opportunities are an internal metric used by the Company to project future sales and measure the effectiveness of its sales force. Sales opportunities are not required to be disclosed in financial statements or in any other section of registration statements or periodic filings, and the Company has never intended to publicly disclose this information. Disclosure of sales opportunities would be competitively harmful because it would provide competitors insight into the Company’s marketing and sales objectives, growth prospects, market penetration, sales force effectiveness, and other critical areas. Competitors could use this information to adjust their sales and marketing strategies by, for example, increasing investments in directly competitive products, changing their own internal incentives, or modifying their prices. However, for investors seeking to evaluate the Company’s compensation policies, disclosure of the precise sale opportunities for particular products is not helpful because evaluation of such highly detailed information requires an in-depth knowledge of the Company and its competitive environment. Instead, to assist investors, the Company has – in accordance with the instructions to Rule 402 – disclosed that the compensation committee has determined that achievement of the corporate goals would require a high level of executive achievement. The Company respectfully submits that more detailed disclosure would cause substantial competitive harm without providing investors with meaningful information.

Securities and Exchange Commission Re: Fluidigm Corporation February 7, 2011 Page 5	CONFIDENTIAL TREATMENT REQUESTED

Oral Comments received by teleconference from the Staff on February 4, 2011

2011 Option Grants, page 102

10.	Expand your discussion of the options granted in January 2011 on page 102 to provide more detail on the grants, including the number of shares granted, how such share numbers were determined, the vesting terms of such grants and how such vesting will ultimately be determined. Your disclosure should be clear as to what aspects of the grants are fixed and what aspects are tied to performance.

The Company has added the requested disclosure on page 104 of the Amendment.

Grant of Plan Based Awards Table, page 106

11.	Add a footnote to this table to explain the amounts disclosed under Estimated Payouts Under Non-Equity Incentive Plan Awards Target ($), including the basis for the disclosed grant date.

The Company has added the requested footnote on page 108 of the Amendment.

2009 Option Grants

12.	For options granted in 2009 to named executive officers and based on 2009 performance, add disclosure regarding when these grants were approved, terms of the grant subject to performance, including vesting, and a discussion of when the Board determined such performance and associated vesting.

The Company has added the requested disclosure on pages 103 and 104 of the Amendment.

* * * * *

Securities and Exchange Commission Re: Fluidigm Corporation February 7, 2011 Page 6	CONFIDENTIAL TREATMENT REQUESTED

The Company acknowledges your reference to Rules 460 and 461 relating to requests for acceleration of a registration statement. The Company intends to provide for adequate time after the filing of any amendments for further review before submitting a request for acceleration, if any.

Pursuant to Rule 472, the Amendment is filed herewith in response to the Staff’s Comments.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/320-4557), David Segre (650/320-4554) or Robert Kornegay (650/320-4533). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Messrs. Segre and Kornegay at (650/493-6811). Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Asaf Kharal, Esq.

cc:	Gajus V. Worthington
Vikram Jog
William M. Smith

Fluidigm Corporation